AVI MEIZLER

Born in Tel Aviv, Israel in Jan. 01, 1952

Naturalized as Brazilian. Lives in Brazil since 1976.

BUSINESSMAN, ENTREPRENEUR, INVESTOR, MENTOR AND DIRECTOR OF THE BOARD OF SEVERAL COMPANIES.



- **1989** Founded and became President until June 2012 of the Pharmaceutical Company **MEIZLER BIOPHARMA S.A.**

- **2002 Until today** - Founded the holding company **ATME COMERCIO E SERVIÇOS LTD**., with activities in the field of Health Care, Pharmaceutical, Digital Health, construction and real state.

- **2010** Co-founder and CEO of **ADVANTECH BIOSCIENCE PHARMACEUTICAL LTDA.**, being responsible for the development of two biological components, recombinant factor VIII and factor VIIa.

- **MAY 2012** Sold 51% of the shares of **MEIZLER BIOPHARMA S.A**. to a Belgian Multinational Pharmaceutical Company UCB S.A.

- **DEC. 2015** Sold the remaining 49% of the shares of **MEIZLER BIOPHARMA**.

- **MAR. 2014** Established and has been the Chairman of **ATME ECO-SOLUTIONS** which is an integrator of innovative technological solutions for energy and water efficiency and savings.

- **FEB. 2017** Founded and has been the Chairman of **PRO INOVA TECNOLOGIAS SUSTENTÁVEIS**, national Brazilian factory of LED luminaires for the public and private sector, with a production capacity of 25,000 units per month. It also operates in the development of innovative technologies for the concept of Smart Cities.

INVESTOR AND IN SOME OF THE COMPANIES A BOARD MEMBER:

- THERAPIX BIOSCIENCE LTD. AND ORIMUNE BIO

- KADIMASTEM STEM CELLSS CURE DISEASES

- RAZIEL THERAPEUTICS

- NIROLIN LIFESCIENCE

- FORREST INNOVATIONS

- BRAINSWAY

- PROTALIX BIOTHERAPEUTICS

COMMNEDMENTS AND RECOGNITONS:

- April, 2017 - Commendation necklace CANDIDO FONTOURA 2017 from **SINDUSFARMA** (Pharmaceutical Association)

- October, 2017 - Commendation **ANITA GARIBALDI INSTITUTION**